Exhibit 21.0

Schedule of Subsidiaries

Name	Jurisdiction of Incorporation or Formation
**FTI-Applied Sciences Annapolis, LLC	Maryland
DAS Business, LLC	Maryland
FTI Corporate Recovery, Inc.	Maryland
FTI Merger & Acquisition Advisors, LLC	Maryland
FTI Litigation Consulting, LLC	Maryland
FTI Ten Eyck, LLC	Maryland
Kahn Consulting, Inc.	New York
Klick, Kent & Allen, Inc.	Virginia
Lexecon, LLC	Maryland
*L.W.G., Inc.	Illinois
Policano & Manzo, LLC	New Jersey
*RestorTek, Inc.	Illinois
**S.E.A., Inc.	Ohio
Technology & Financial Consulting, Inc.	Texas
Teklicon, Inc.	California

*	L.W.G, Inc. and RestorTek, Inc. were sold on January 27, 2003.
**	FTI-Applied Sciences Annapolis, LLC and S.E.A., Inc. were sold on August 31, 2003.